Exhibit 99.8

PRESS RELEASE

United States: TotalEnergies acquires

Talos Low Carbon Solutions, a pioneer

in the growing American Carbon Storage industry

Paris, March 18, 2024 - TotalEnergies has signed an agreement to acquire 100% of Talos Low Carbon Solutions (TLCS), an early-mover American company focused on carbon capture and storage.

After completion of the transaction, TotalEnergies will own a 25% share in the Bayou Bend project, alongside Chevron (50%, operator) and Equinor (25%). Bayou Bend project is a major CO2 storage project located along the Texas Gulf Coast, close to the Company’s assets in the region. TotalEnergies will also own a 65% operated interest in the Harvest Bend (Louisiana) project and a 50% interest in the Coastal Bend (Texas) project. With Coastal Bend and Harvest Bend being located farther away from the Company’s other existing assets, TotalEnergies’ intention is to divest its interest in these two projects after closing.

The Bayou Bend project is a carbon transportation and storage solution for industrial emitters located in the Houston Ship Channel and Beaumont – Port Arthur region, one of the largest industrial corridors in the United States. Comprising licenses dedicated to CO2 storage, offshore and onshore, covering about 600 km2, it could enable the storage of several hundred million tons of CO2. Thanks to its location, its size and favorable geological characteristics, Bayou Bend is a world-class opportunity for the development of the CCS business.

"TotalEnergies is pleased to enter the Bayou Bend project through the acquisition of Talos Low Carbon Solutions. Ideally located close to our Port Arthur refinery and our petrochemicals assets in La Porte, this project will be instrumental for the reduction of direct emissions from our US operations. This transaction gives momentum to the decarbonization of hard-to-abate US emissions and marks a milestone on our journey to get to Net Zero by 2050, together with society”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

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About TotalEnergies and Carbon Storage

TotalEnergies’ focus is first to avoid emissions and then to reduce them by developing and deploying a systematic approach, asset-by-asset, to implement the best available technologies. For residual emissions, the Company is developing industrial projects for carbon storage. Backed by core competencies in large-scale project management, gas processing and geosciences, TotalEnergies is on track to enable significant decarbonization of European businesses through projects such as Northern Lights in Norway, Aramis in the Netherlands and Bifrost in Denmark.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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